

February 15, 2013

Via E-mail
Patrick Brown
Chairman of the Board
Rainbow Coral Corp.
495 Grand Blvd., Suite 206
Miramar Beach, FL 32550

   Re: Rainbow Coral Corp.
     Form 10-K for Fiscal Year Ended March 31, 2012
     Filed July 17, 2012
     File No. 333-169554

Dear Mr. Brown:

  We have reviewed your filing and have the following comments. Our comment asks you to provide us with information so we may better understand your disclosures.

  Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Business, page 1

1. Please revise to describe the specific products you sell, the manner in which you sell your products, and describe your customer base, giving information about the type and number of customers you serve. Please provide us with a copy of your intended revised disclosure.

Properties, page 1

2. You state that you have executive offices and do not list any other properties, either owned or leased. Please clarify for us and in your disclosure, whether you have any actual operating or production facilities. In addition, based on the address listed as your executive offices, it appears that this location is a virtual office/meeting room facility operated by Regus. If correct, please tell us whether you rent actual office space other than a mailbox in this facility on a full-time (albeit month-to-month), dedicated basis or whether you rent space on an as

needed basis and please revise your disclosure accordingly. Please provide us with a copy of your intended revised disclosure.

Management's Discussion and Analysis

Results of Operations, page 4

3. Please revise to discuss and analyze your revenues and cost of goods sold for the year ended March 31, 2012. Please provide us with a copy of your intended revised disclosure.

4. Please revise to discuss and analyze the non-stock related general and administrative expenses recognized for the year ended March 31, 2012. Please provide us with a copy of your intended revised disclosure.

Notes to Consolidated Financial Statements

Note 3: Significant Accounting Policies

Revenue and Cost Recognition, page 12

5. You state that you have not adopted an accounting policy for revenue or cost recognition because you have no current source of revenue. However, you reported both revenue and cost of goods sold in the year ended March 31, 2012. Please revise to provide a detailed description of your policy for measuring and recognizing revenue and cost of goods sold. Please avoid merely stating the general revenue recognition criteria as disclosed in your Form 10-Q for the quarter ended September 30, 2012. Please specifically disclose the nature of the revenue you earn and the cost of goods sold you incur and how they are measured and recognized in your financial statements. Please provide us with a copy of your intended revised disclosure.

6. Please revise to describe your policy for measurement, recognition, and impairment of inventory. Please also describe the nature of your inventory.

Item 13: Certain Relationships and Related Transactions, page 22

7. We note that on October 13, 2011, Mr. Foxwell sold his shares to Glendive Investments, a Polish company, for cash proceeds of $10,000. Please provide us with a detailed description of how this transaction developed, including the dates/timeframes and manner in which the parties became acquainted, conducted discussions and negotiations, and finalized the transaction.

Other

8. Please tell us whether you have any concentrations of credit risk or of customers. If so, please provide the appropriate disclosures.

9. We note from your press releases and the website of your subsidiary Rainbow Biosciences, LLC that you believe Nano3D Biosciences, Inc., in which you hold an equity interest, is an "emerging biotech game-changer," whose "incredible new product, the Bio-Assembler, will soon allow researchers to dramatically shorten the development timeline for advanced new drugs and treatments while generating massive returns to investors." We also note because of your "partnering" with Nano3D Biosciences, you believe you are "poised for explosive growth in the biotech market, becoming a major new source of cutting-edge innovation."

   However, based on your disclosure in note 5 to your financial statements, we note that you actually wrote-off the investment due to uncertainty about whether the carrying amount was recoverable. We also note that your investment at March 31, 2012 appears to have consisted of only 36 shares in Nano3D Biosciences, which represented less than one-third of one percent of their outstanding shares on the date of the agreement. Based on the above, please reconcile for us the favorable claims made on your website and in your press releases with the fact that you wrote-off your investment because recoverability was less than probable. Please also tell us whether you continued to make the weekly investments of $5,000 until the $250,000 balance of your investment commitment was fully paid. If not, please tell us when you ceased making such payments and reconcile your discontinuance of payments with your claims of continued partnership with them that will provide you with "explosive growth in the biotech market."

10. We note from your press release titled "RBCC Explores Target Rich Environment," dated January 14, 2013, that CEO Patrick Brown said you will "begin sorting through the dozens of new contacts that were made this week [from Biotech Showcase 2013 in San Francisco], searching for the most promising new partnering opportunities available." We also note that you will "begin narrowing down [y]our options to move forward with the most promising of these biotech developers this week." However, we note from your Form 10-Q for the quarter ended September 30, 2012 that you had cash of $18,751 and negative working capital of $249,233. Therefore, please explain to us and revise your liquidity and capital resources in future filings to disclose how you will be able to make such investments with your current cash and liquidity position.

11. Please tell us the current status of your pending investment and/or joint venture with Amarantus Bioscience, including any proposed terms.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Justin Dobbie for

Lyn Shenk
Branch Chief